[Letterhead of Media Sciences International
8 Allerman Rd.
Oakland, NJ 07436
P: 201.677.9311
F: 201/677.1440
mediasciences.com]

February 10, 2010

VIA FACSIMILE & EDGAR
Attn. John Hartz, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.; Mail Stop 4631
Washington, DC, 20549

RE:         Media Sciences International, Inc.
Form 10-K for Fiscal Year Ended June 30, 2009
File No. 1-16053

Dear Mr. Hartz:

Media Sciences International, Inc, (the "Company") is in receipt of your comment letter dated February 1, 2010.  We appreciate your review comments and the opportunity it affords us to improve the quality of our public disclosure.

As per my voice message left this morning for Bret Johnson, we need additional time to prepare our response, which we expect to have to you on or before Friday February 26.

Sincerely,

/s/ Kevan D. Bloomgren
Kevan D. Bloomgren
Chief Financial Officer